

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-Mail
Mr. Robert R. Harl
Willbros Group, Inc.
President and Chief Executive Officer
4400 Post Oak Parkway, Suite 1000
Houston, TX 77027

> **Re: Willbros Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 9, 2012**
> **Response letter dated January 11, 2013**
> **File No. 1-34259**

Dear Mr. Harl:

We have reviewed your filings and response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business and Properties

Business Segments, page 4

1.   Your response to prior comment two explains that the monthly reporting package you supplementally provided is used by the segment president to review and discuss operating activities, financial results, and forecasts with the CODM. This financial review is part of the CODM's process for evaluating how to allocate the resources of the Company. You further explain that the Upstream Oil & Gas and Downstream Oil & Gas activities are no longer considered to be an operating segment, in part because you stopped compiling financial information for these former segments. Per review of your financial reporting package, we note that your current Oil & Gas reporting segment is further

disaggregated by the following: 1) Construction and Maintenance, 2) Professional Services, and 3) Eastern Region. The Construction and Maintenance and Professional Services areas are then further disaggregated by Upstream and Downstream. As it appears this information is compiled, presented to and used by your CODM, please clarify, using the guidance in ASC 280-10-50, why you do not identify and disclose the following areas as reportable segments (in addition to the Canada and Utility T&D segments): Upstream Construction and Maintenance, Downstream Construction and Maintenance, Upstream Professional Services, and Downstream Professional Services.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director